SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*

                           TRANSTEXAS GAS CORPORATION
                           --------------------------
                                (Name of Issuer)

           Series A Senior Preferred Stock, par value $1.00 per share
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                    893895409
                                    ---------
                                 (CUSIP Number)

                               December 20, 2000
                        -----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [X]    Rule 13d-1(b)
                  [ ]    Rule 13d-1(c)
                  [ ]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 10 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No. 893895409                                           Page 2 of 10 Pages


1        Name of Reporting Person
         IRS Identification No. of Above Persons (ENTITIES ONLY)

                  ANGELO, GORDON & CO., L.P.

2        Check the Appropriate Box If a Member of a Group*

                                                a.     [_]
                                                b.     [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Delaware

                            5             Sole Voting Power
                                                19,285,121
Number of
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                      0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                      19,285,121
    With
                            8             Shared Dispositive Power
                                                0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    19,285,121

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    7.86%

12       Type of Reporting Person*

                  BD, IA, PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 893895409                                           Page 3 of 10 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  JOHN M. ANGELO

2        Check the Appropriate Box If a Member of a Group*

                                                a.     [_]
                                                b.     [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  United States

                            5             Sole Voting Power
                                                0
Number of
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                      19,285,121
    Each
Reporting                   7             Sole Dispositive Power
    Person                                      0
    With
                            8             Shared Dispositive Power
                                                19,285,121

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    19,285,121

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    7.86%

12       Type of Reporting Person*

                  IN; HC


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 893895409                                           Page 4 of 10 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  MICHAEL L. GORDON

2        Check the Appropriate Box If a Member of a Group*

                                                a.     [_]
                                                b.     [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  United States

                            5             Sole Voting Power
                                                0
Number of
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                      19,285,121
    Each
Reporting                   7             Sole Dispositive
    Person                                      0
    With
                            8             Shared Dispositive Power
                                                19,285,121

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    19,285,121

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    7.86%

12       Type of Reporting Person*

                  IN; HC


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 10 Pages


Item 1(a)         Name of Issuer:

                  Transtexas Gas Corporation (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  1300 North Sam Houston Parkway East, Suite 310, Houston, Texas 77032.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)     Angelo, Gordon & Co., L.P. ("Angelo, Gordon"),

                  ii) John M. Angelo, in his capacities as a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief executive officer of Angelo, Gordon ("Mr. Angelo") and

                  iii) Michael L. Gordon, in his capacities as the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief operating officer of Angelo, Gordon ("Mr. Gordon").

                  This statement relates to shares (as defined herein) held for the accounts of Angelo, Gordon and nineteen private investment funds for which Angelo, Gordon acts as general partner and/or investment adviser.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of each of the Reporting Persons is 245 Park Avenue, New York, New York 10167.

Item 2(c)         Citizenship:

                  i)       Angelo, Gordon is a Delaware limited partnership,

                  ii)      Mr. Angelo is a citizen of the United States and

                  iii)     Mr. Gordon is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Series A Senior Preferred Stock, par value $1.00 per share (the "Shares").

Item 2(e)         CUSIP Number:

                  893895409

                                                              Page 6 of 10 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  i)     Angelo,  Gordon  is a  broker-dealer  registered  under
                         Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

                  ii)    Mr. Angelo is a control person of Angelo, Gordon.

                  iii)   Mr. Gordon is a control person of Angelo, Gordon.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                   As of December 31, 2000, each of the Reporting Persons may be deemed the beneficial owner of 19,285,121 Shares. This number consists of (i) 86,730 Shares held for the account of Angelo, Gordon and (ii) 19,198,391 Shares held for the accounts of nineteen private investment funds for which Angelo, Gordon acts as general partner and/or investment adviser.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 7.86% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

Angelo, Gordon
--------------

(i)      Sole power to vote or to direct the vote:                    19,285,121

(ii)     Shared power to vote or to direct the vote:                           0

(iii)    Sole power to dispose or to direct the disposition of:       19,285,121

(iv)     Shared power to dispose or to direct the disposition of:              0

Mr. Angelo
----------

(i)      Sole power to vote or to direct the vote:                             0

(ii)     Shared power to vote or to direct the vote:                  19,285,121

(iii)    Sole power to dispose or to direct the disposition of:                0

(iv)     Shared power to dispose or to direct the disposition of:     19,285,121

                                                              Page 7 of 10 Pages

Mr. Gordon
----------

(i)      Sole power to vote or to direct the vote:                             0

(ii)     Shared power to vote or to direct the vote:                  19,285,121

(iii)    Sole power to dispose or to direct the disposition of:                0

(iv)     Shared power to dispose or to direct the disposition of:     19,285,121

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  The partners of Angelo, Gordon have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Angelo, Gordon in accordance with their partnership interests in Angelo, Gordon.

                  The limited partners of (or investors in) each of nineteen private investment funds for which Angelo, Gordon acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Angelo, Gordon is the relevant entity for which Mr. Angelo and Mr. Gordon may each be considered a control person.

                  Angelo, Gordon is a broker-dealer registered under Section 15 of the Act and an investment adviser registered under the Investment Advisers Act of 1940.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 8 of 10 Pages
                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 9, 2001                            ANGELO, GORDON & CO., L.P.

                                                   By:      AG Partners, L.P.
                                                            Its General Partner



                                                   By: /S/ MICHAEL L. GORDON
                                                       -------------------------
                                                       Name:   Michael L. Gordon
                                                       Title:  General Partner


                                                   JOHN M. ANGELO

                                                   /S/ JOHN M. ANGELO
                                                   -----------------------------


                                                   MICHAEL L. GORDON

                                                   /S/ MICHAEL L. GORDON
                                                   -----------------------------

                                  EXHIBIT INDEX


                                                                        Page No.
                                                                        --------

     A.   Joint Filing Agreement, dated as of February 9, 2001, by
          and among Angelo, Gordon & Co., L.P., John M. Angelo and
          Michael L. Gordon                                                10